Exhibit 99.1

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services / Ministère des Services gouvernementaux
Ontario

CERTIFICATE / CERTIFICAT
This is to certify that these articles are effective on / Ceci certifie que les présents statuts entrent en vigueur le

AUGUST 31 AOUT, 2015

(17)

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

1328203

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

HYDRO ONE INC.

1998/12/01
(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: / Nombre d'administrateurs : — minimum and maximum number of directors is/are: / nombres minimum et maximum d'administrateurs :

Number / Nombre — or / ou — minimum and maximum / minimum et maximum

See attached Schedule A.

07119 (2011/05)
© Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011
Page 1 of/de 2

Exhibit 99.1
For Ministry Use Only
Ontario Corporation Number
A I’usage exclusive du ministere
Numero de la societe en Ontario
Ministry of
Ministere des
Government Service
Services governementaus
Ontario
CERTIFICAT
CERTIFICATE
Ceoi certifie que les presents
This is to certify that these articles are effective on
Status entrent en vigueur ie
AUGUST 31
AOUT, 2015
Director / Directeur
Business Corporation Act / Loi Sur ies societies par aotions
ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION
Form3 1. The name of the corporation Is: (Set out in BLOCK CAPITAL LETTERS)
Business Dénomination soclale actuelle de la société
(écrire en LETTRES MAJUSCULES SEULEMENT) :
Corporations Act HYDRO ONE INC
Formule 3 Loi surles societes par actions
2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s’il ya lieu) (écrire en LETTRES MAJUSCULES SEULEMENT:
3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :
1998/ 12/01
(Year, Month, Day)
(annee, mois, jour)
4. Complete only If there is a change in the number of directors or the minimum I maximum number ofdirectors.
II faut rempllr cette partie seulement sl le nombre d’administrateurs ou si le nombre minimal ou maximal
d’administrateurs a change.
Number of directors is/are: minimum and maximum number of directors is/are:
Nombre d’admlnlstrateurs : nombres minimum et maximum d’administrateurs :
Number minimum and maximum
Nombre minimum et maximum
or OU
5 . The articles of the corporation are amended as follows:
Les statuts de la soclété sont modifiés de la façon suivante :
See attached Schedule A.
07119 (2011/05) ® Queen’s Printer for Ontario, 2011 /© lmprlmeur de la Reine pour !’Ontario, 201 1
Page 1 of/de 2

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SCHEDULE A

The articles of the Corporation are amended to add the following Schedule 8A to paragraph 8 of the articles:

SCHEDULE 8A

OWNERSHIP RESTRICTIONS

1.	INTERPRETATION AND DEFINITIONS

1.1	In this Schedule “8A”:

1.1.1	The terms “company” and “person” have the meanings given to those terms, respectively, in the Securities Act (Ontario) (“OSA”), as now enacted or as the same may be from time to time amended, varied, replaced, restated, re-enacted or supplemented.

1.1.2	The term “control” and the phrase “acting jointly or in concert” are to be interpreted in a manner that is consistent with the interpretation of that phrase as used in Part XX of the OSA.

1.1.3	All terms other than those referred to in subsections 1.1.1 and 1.1.2 and which are not otherwise defined in this Schedule “8A” have the meanings given to those terms in the OSA or the Business Corporations Act (Ontario) (“OBCA”), respectively, provided that in the event of any inconsistency between a definition contained in the OSA and a definition contained in the OBCA, the definition contained in the OSA shall prevail.

1.1.4	Except where the context requires the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

1.2	In this Schedule “8A”:

“Affected Shareholders” has the meaning set out in section 11.2;

“Amendments” has the meaning set out in section 2.2;

“directors’ determination”, or “as determined by the directors of the Corporation” and similar expressions mean a determination made by the directors of the Corporation in accordance with section 12;

“Electricity Act” means the Electricity Act, 1998 (Ontario);

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“excess Voting Securities” means the number of Voting Securities beneficially owned or over which control or direction is exercised in excess of the maximum number of Voting Securities that could be beneficially owned or over which control or direction could be exercised in compliance with the share constraint;

“net proceeds of sale” has the meaning set out in section 7.3;

“OBCA” has the meaning set out in section 1.1.3;

“OSA” has the meaning set out in section 1.1.1;

“Province” means the Minister as defined in the Electricity Act on behalf of Her Majesty in right of Ontario;

“redemption price” has the meaning set out in section 8.2;

“sell-down notice” has the meaning set out in section 5.1;

“share constraint” has the meaning set out in section 3.2;

“shareholder default” has the meaning set out in subsection 5.1.4;

“shareholder’s declaration” means a declaration made in accordance with section 13;

“suspension” has the meaning set out in section 6.1 and “suspend”, “suspended” and similar expressions have corresponding meanings; and

“voting security” has the same meaning as voting security in the Electricity Act; and

“Voting Security” means any voting security issued by the Corporation.

1.3	For greater certainty, no person or company is presumed to be acting jointly or in concert with any other person or company for purposes of this Schedule “8A” solely by reason that one of them has given the other the power to vote or direct the voting of Voting Securities of a class or series of Voting Securities at a meeting of the holders of that class or series under a revocable proxy where:

1.3.1	the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all Voting Securities of that class or series and in accordance with applicable law;

1.3.2	the proxy is solicited but no information circular is required to be issued under the OSA or the OBCA; or

1.3.3	the proxy is not solicited.

1.4	For the purposes of this Schedule “8A”:

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1.4.1	where two or more persons or companies acting jointly or in concert beneficially own or exercise control or direction over Voting Securities, the number of Voting Securities beneficially owned or over which control or direction is exercised by each person or company shall include the number of Voting Securities beneficially owned or over which control or direction is exercised with those other persons or companies; and

1.4.2	references to Voting Securities “held by” a person or company are to Voting Securities beneficially owned or over which control or direction is exercised by that person or company.

1.5	Where Voting Securities are registered in the name of a depositary that does not beneficially own, or, except for purposes of complying with this Schedule “8A”, exercise control or direction over, Voting Securities, then, unless explicitly stated otherwise or unless the context otherwise requires, references in this Schedule “8A” to the “registered holder” refer to the depositary in its capacity as the registered holder solely of the Voting Securities beneficially owned, or over which control or direction is exercised, by a particular person or company or a particular combination of person or companies, referenced in this Schedule “8A” and not of all the Voting Securities registered in the name of the depositary.

2.	REGULATION

2.1	The Corporation has imposed the restrictions on the transfer and ownership of the Voting Securities set out in this Schedule “8A” for the purposes of ensuring that the Corporation complies with section 48.2 of the Electricity Act.

2.2	In the event that the provisions of section 48.2 of the Electricity Act are from time to time amended, varied, replaced, restated, re-enacted or supplemented (the “Amendments”), and the Amendments are inconsistent with this Schedule “8A”, the Amendments are deemed to be incorporated in this Schedule “8A” from their effective date, without, for greater certainty, any approval by the holders of Voting Securities, and the Amendments supersede the provisions of this Schedule “8A” to the extent of the inconsistency.

2.3	On the date that the Corporation is not required to constrain the transfer or ownership of its Voting Securities for the purposes identified in section 2.1 or otherwise, this Schedule “8A” shall be deemed to be deleted in its entirety from the Articles of the Corporation without, for greater certainty, any approval by the holders of Voting Securities and this Schedule “8A” shall be of no further force or effect as and from that date.

2.4

In the event that this Schedule “8A” is amended as provided for in section 2.2 or is deemed to be deleted in accordance with section 2.3, the directors of the Corporation shall restate the Articles of Incorporation of the Corporation, as amended from time to time, to reflect the amendment or deletion within thirty (30) days of such amendment or deletion, without, for greater certainty, any approval by the holders of Voting Securities. The Corporation shall, within fifteen (15) days of the effective date of restatement of the Articles, give written notice of the restatement to each registered holder of Voting

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Securities registered as of the close of business on the effective date of the restatement. The accidental failure or omission to give the notice to one or more of the holders shall not affect the validity of the provisions of this section 2.4.

3.	SHARE CONSTRAINT

3.1	No person or company, and no combination of persons or companies acting jointly or in concert, may beneficially own or exercise control or direction over more than 10 per cent of any class or series of Voting Securities.

3.2	The prohibition set out in section 3.1 is referred to in this Schedule “8A” as the “share constraint”.

3.3	The share constraint does not apply to: (i) an underwriter who holds Voting Securities solely for the purpose of distributing Voting Securities to purchasers who comply with section 3.1; (ii) Voting Securities held by the Province; or (iii) Voting Securities held by a corporation to whom all of the Voting Securities held by the Province have been transferred to as contemplated by Section 50.2.1 of the Electricity Act.

4.	CONTRAVENTION OF THE SHARE CONSTRAINT

4.1	In the event of a directors’ determination, whether based on a review of the securities registers of the Corporation or otherwise, that any person or company or any combination of persons or companies is in contravention of the share constraint:

4.1.1	the Corporation shall not accept any subscription for Voting Securities from that person or company or any person or company forming part of that combination;

4.1.2	the Corporation shall not issue any Voting Securities to that person or company or any person or company forming part of that combination;

4.1.3	the Corporation shall not register or otherwise recognize the transfer of any Voting Securities to that person or company or any person or company forming part of that combination;

4.1.4	no person or company may, in person or by proxy, exercise the right to vote any of the Voting Securities held by that person or company or any person or company forming part of that combination;

4.1.5	subject to section 11.1, the Corporation shall not declare or pay any dividend, or make any other distribution:

4.1.5.1	on any excess Voting Securities held by that person or company or any person or company forming part of such combination; or

4.1.5.2

on all of the Voting Securities held by that person or company or any person or company forming part of such combination if there is a directors’ determination that the contravention of the share constraint was

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intentional, unless there is a directors’ determination that it would be in the best interests of the Corporation to make the distribution in respect of some part or all of the non-excess Voting Securities;

and any entitlement to that dividend or other distribution shall be forfeited; and

4.1.6	the Corporation shall send a sell-down notice to the registered holder of the Voting Securities held by that person or company or any person or company forming part of such combination.

4.2	In the event of a directors’ determination, whether based on a review of the securities registers of the Corporation or otherwise, that any person or company or combination of persons or companies, after any proposed subscription for or issue or transfer of Voting Securities, would be in contravention of the share constraint, the Corporation shall not:

4.2.1	accept the proposed subscription for Voting Securities from;

4.2.2	issue the proposed Voting Securities to; or

4.2.3	register or otherwise recognize the proposed transfer of any Voting Securities to;

that person or company or any person or company forming part of that combination.

4.3	In the event of a directors’ determination that during any prior period or at any prior time any person or company or any combination of persons or companies is or was in contravention of the share constraint, the directors of the Corporation may, where there is a directors’ determination that it would be in the best interests of the Corporation, also make a directors’ determination that:

4.3.1	any votes cast, in person or by proxy during that period or at that time in respect of the Voting Securities held by that person or company or any person or company forming part of that combination shall be disqualified and deemed not to have been cast; and

4.3.2	subject to section 11.1, each such person or company or each person or company forming part of such combination is liable to the Corporation to restore to the Corporation the amount of any dividend paid or distribution received during that period:

4.3.2.1	on the excess Voting Securities held by that person or company and of each other person or company forming part of that combination; or

4.3.2.2	on all of the Voting Securities held by that person or company or any person or company forming part of that combination in the event of a directors’ determination that the contravention of the share constraint was intentional.

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5.	SELL-DOWN NOTICE

5.1	Any notice (a “sell-down notice”) required to be sent to a registered holder of Voting Securities under subsection 4.1.6:

5.1.1	shall specify in reasonable detail, based on the information then available to the directors of the Corporation, the nature of the contravention of the share constraint, the number of Voting Securities determined to be excess Voting Securities and the consequences of the contravention specified in section 4;

5.1.2	shall request an initial or further shareholder’s declaration;

5.1.3	shall specify a date, which shall be not less than 45 days after the date of the sell-down notice (such date specified, the “response date”), by which the excess Voting Securities are to be sold or disposed of; and

5.1.4	shall state that unless the registered holder either:

5.1.4.1	sells or otherwise disposes of the excess Voting Securities by the response date on a basis that does not result in any contravention of the share constraint and provides to the directors of the Corporation, in addition to the shareholder’s declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation of that sale or other disposition; or

5.1.4.2	provides to the directors of the Corporation by the response date, in addition to the shareholder’s declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation that there is no contravention of the share constraint;

a default (a “shareholder default”) shall occur that shall result in the consequence of suspension under section 6 and may result in the consequence of sale in accordance with section 7 or redemption in accordance with section 8, in each case without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences.

5.2

In the event that, following the sending of a sell-down notice, written evidence is submitted to the directors of the Corporation for purposes of subsection 5.1.4.2 by the response date, the directors of the Corporation shall assess the evidence as soon as is reasonably practicable and shall give a second notice to the person or company submitting the evidence as soon as is reasonably practicable after receipt of the evidence stating whether the evidence has or has not satisfied the directors of the Corporation that there is no contravention of the share constraint. If the evidence has satisfied the directors of the Corporation, the sell-down notice shall be cancelled and the second notice shall so state. If the evidence has not satisfied the directors of the Corporation, the second notice shall reiterate the statements required to be made in the sell-down notice under subsections 5.1.3 and 5.1.4 provided the response date for the second notice shall be the

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later of: (i) the response date specified in the first notice and (ii) third business day following the date that the second notice is given.

6.	SUSPENSION

6.1	In the event of a shareholder default in respect of any registered holder of Voting Securities, then, without further notice to the registered holder:

6.1.1	all of the Voting Securities of the registered holder shall be deemed to be struck from the securities register of the Corporation;

6.1.2	no person or company may, in person or by proxy, exercise the right to vote any of those Voting Securities;

6.1.3	subject to section 11.1, the Corporation shall not declare or pay any dividend, or make any other distribution, on any of those Voting Securities and any entitlement to a dividend or other distribution shall be forfeited;

6.1.4	the Corporation shall not send any form of proxy, information circular or financial statements of the Corporation or any other general communication from the Corporation to any person or company in respect of those Voting Securities; and

6.1.5	no person or company may exercise any other right or privilege ordinarily attached to those Voting Securities.

(All of the foregoing consequences of a shareholder default are referred to in this Schedule “8A” as a “suspension”.) Notwithstanding the foregoing, a registered holder of suspended Voting Securities shall have the right to transfer those Voting Securities on any securities register of the Corporation on a basis that does not result in contravention of the share constraint.

6.2	The directors of the Corporation shall cancel any suspension of Voting Securities of a registered holder and reinstate the registered holder to the securities register of the Corporation for all purposes if they make a directors’ determination that, following the cancellation and reinstatement, none of those Voting Securities will be beneficially owned, controlled or directed in contravention of the share constraint. For greater certainty, any reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the Voting Securities so reinstated, but subject to section 11.1, shall have no retroactive effect.

7.	SALE

7.1	In the event of a shareholder default in respect of any registered holder of Voting Securities, the Corporation may choose by directors’ determination to sell, on behalf of the registered holder, the excess Voting Securities of that registered holder, without further notice to that registered holder, on the terms set out in this section 7 and section 9.

7.2	The Corporation may sell any excess Voting Securities in accordance with this section 7:

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7.2.1	on the Toronto Stock Exchange; or

7.2.2	if the Voting Securities are not then listed on the Toronto Stock Exchange, on any other stock exchange or organized market on which the Voting Securities are then listed or traded as the directors of the Corporation may choose by directors’ determination; or

7.2.3	if the Voting Securities are not then listed on any stock exchange or traded on any organized market, in any other manner as the directors of the Corporation may choose by directors’ determination.

7.3	The “net proceeds of sale” of excess Voting Securities sold in accordance with this section 7 shall be the net proceeds from such sale after deduction of any commission, tax and other costs of sale (including, but not limited to, the Corporation’s reasonable legal fees).

7.4	The Corporation has the requisite legal power and authority for all purposes of a sale of excess Voting Securities in accordance with this section, as if it were the registered holder and beneficial owner of the Voting Securities being sold.

8.	REDEMPTION

8.1	In the event of a shareholder default in respect of any registered holder of Voting Securities and in the event of a directors’ determination either that the Corporation has used reasonable efforts to sell excess Voting Securities in accordance with section 7 but that the sale is impracticable or that it is likely that the sale would be contrary to the best interests of the Corporation, the Corporation may choose by directors’ determination, subject to applicable law, to redeem the excess Voting Securities of the registered holder, without further notice to the registered holder, on the terms set out in this section 8 and section 9.

8.2	The “redemption price” paid by the Corporation to redeem any excess Voting Securities in accordance with this section 8 shall be:

8.2.1	the average of the closing prices per share of the Voting Securities on the Toronto Stock Exchange (or, if the Voting Securities are not then listed on the Toronto Stock Exchange or if the requisite trading of Voting Securities has not occurred on the Toronto Stock Exchange, any other stock exchange or any other organized market on which the requisite trading has occurred as the directors of the Corporation may choose by directors’ determination) over the last 10 trading days on which at least one board lot of Voting Securities has traded on the Toronto Stock Exchange (or other stock exchange or other organized market) in the period ending on the trading day immediately preceding the date fixed for redemption by the directors pursuant to a directors’ determination; or

8.2.2	if the requisite trading of Voting Securities has not occurred on any stock exchange or other organized market, on any basis the directors of the Corporation may choose by directors’ determination;

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less any commission, tax and other costs of redemption (including, but not limited to, the Corporation’s reasonable legal fees).

9.	PROCEDURES RELATING TO SALE AND REDEMPTION

9.1	In the event of any sale or redemption of excess Voting Securities in accordance with sections 7 or 8, respectively, the net proceeds of sale or the redemption price; respectively, constitute trust funds and the Corporation shall deposit the funds in a special trust account in any bank or trust corporation in Canada selected by it. The Corporation may commingle the trust funds with other such trust funds. The amount of the deposit, together with any income earned thereon from the beginning of the month next following the date of the receipt by the Corporation of the net proceeds of sale or the redemption price, less any taxes on the income and the reasonable costs of administration of the trust fund, shall be payable to the registered holder of the excess Voting Securities sold or redeemed on presentation and surrender by the registered holder to the Corporation or to the trust corporation to which the trust funds are transferred in accordance with section 9.6 of the certificate or certificates representing the excess Voting Securities if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Securities satisfactory to the Corporation or its registrar and transfer agent. A receipt signed by the registered holder shall be a complete discharge of the Corporation, or the trust corporation to which the trust funds are transferred in accordance with section 9.6, in respect of the trust funds and income earned on these trust funds paid to the registered holder.

9.2	From and after any deposit made under section 9.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess Voting Securities sold or redeemed, other than the right to obtain a certificate or other evidence of ownership representing the excess Voting Securities for the purpose only of tendering it to receive trust funds in respect of the excess Voting Securities sold or redeemed and to receive the trust funds on presentation and surrender of the certificate or certificates or other evidence of ownership satisfactory to the Corporation or its registrar and transfer agent representing the excess Voting Securities sold or redeemed.

9.3	If a part only of the Voting Securities represented by any certificate is sold or redeemed in accordance with section 7 or 8, respectively, the Corporation shall, on presentation and surrender of that certificate and at the expense and request of the registered holder, issue a new certificate representing the balance of the Voting Securities.

9.4	As soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made under section 9.1, the Corporation shall send a notice to the registered holder of the excess Voting Securities sold or redeemed and the notice shall state:

9.4.1	that a specified number of Voting Securities has been sold or redeemed, as the case may be;

9.4.2	the amount of the net proceeds of sale or the redemption price, respectively;

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9.4.3	the name and address of the bank or trust company at which the Corporation has made the deposit of the net proceeds of sale or the redemption price, respectively;

9.4.4	all other relevant particulars of the sale or redemption, respectively; and

9.4.5	that to receive the net proceeds of sale or the redemption price, the registered holder must present and surrender to the Corporation the certificate or certificates representing the excess Voting Securities so sold or redeemed if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Securities satisfactory to the Corporation or its registrar and transfer agent.

The accidental failure or omission to give the notice to the registered holder shall not affect the validity of the sale or redemption of Voting Securities completed in accordance with section 7, 8 or 9.

9.5	For greater certainty, the Corporation may sell or redeem excess Voting Securities in accordance with section 7 or 8, respectively, despite the fact that the Corporation does not possess the certificate or certificates representing the excess Voting Securities at the time of the sale or redemption. If, in accordance with section 7, the Corporation sells excess Voting Securities without possession of the certificate or certificates representing the excess Voting Securities, the Corporation shall issue to the purchaser of such excess Voting Securities or its nominee a new certificate or certificates or other evidence of ownership representing the excess Voting Securities sold. If, in accordance with section 7 or section 8, the Corporation sells or redeems excess Voting Securities without possession of the certificate or certificates representing the excess Voting Securities and, after the sale or redemption, a person or company establishes that it is a bona fide purchaser of those same excess Voting Securities also sold or redeemed by the Corporation, then, subject to applicable law:

9.5.1	the excess Voting Securities beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale or redemption by the Corporation, as the case may be, validly issued and outstanding Voting Securities in addition to the excess Voting Securities sold or redeemed; and

9.5.2	notwithstanding section 9.2, the Corporation is entitled to the trust funds deposited under section 9.2 and, in the case of a sale in accordance with section 7, shall add the amount of the deposit to the stated capital account for the class and series, if applicable, of Voting Securities issued;

provided that if the steps contemplated by sections 9.5.1 and 9.5.2 are not permitted by applicable law, then the Corporation shall take other reasonable steps to rectify the circumstances of such bona fide purchaser.

9.6

The Corporation may transfer any trust fund established under this section 9 and its administration to a trust corporation in Canada registered as such under the laws of Canada or a province or a territory thereof, and the Corporation is then discharged of all further liability in respect of the trust fund. The trust funds described in section 9.1

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together with any income earned on the trust funds, less any taxes and reasonable costs of administration, that has not been claimed for a period of 10 years after the date of the sale or redemption by the person or company entitled under section 9 to receive such funds is forfeited to the Corporation.

10.	EXCEPTIONS

10.1	Notwithstanding section 3, the share constraint does not apply in respect of Voting Securities that are held:

10.1.1	by any person or company or combination of persons or companies by way of security only provided such person or company does not exercise the votes attaching to such Voting Securities and does not otherwise exercise control or direction over such Voting Securities, but only in respect of such person or company or combination of persons or companies;

10.1.2	by any person or company or combination of persons or companies who beneficially owns or exercises control or direction over such shares by virtue of having realized on a security interest in the Voting Securities but who is in the process of disposing of the Voting Securities, for a reasonable period of time to be determined by a directors’ determination to facilitate such disposition, provided that during such period of time the number of votes attached to those Voting Securities shall be reduced to a number that is the largest whole number of votes that may be attached to the Voting Securities which that person or company or combination of persons or companies could beneficially own or exercise control or direction over from time to time in compliance with the share constraint; or

10.1.3	for greater certainty, by any person or company that is acting in relation to the Voting Shares solely in its capacity as an intermediary in the payment of funds or the holding or delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, but only in respect of that person or company.

11.	SAVING PROVISIONS

11.1	Notwithstanding any other provision of this Schedule “8A”:

11.1.1	the directors of the Corporation may choose by directors’ determination to pay a dividend or to make any other distribution on Voting Securities that would otherwise be prohibited by any other provision of this Schedule “8A” where there is a directors’ determination that the contravention of the share constraint that gave rise to the prohibition was inadvertent or of a technical nature and such contravention of the share constraint has been remedied within a reasonable period of time, as determined by the directors; and

11.1.2

where a dividend has not been paid or any other distribution has not been made on Voting Securities as a result of a directors’ determination of a contravention of the share constraint, or where the amount of a dividend or any other distribution has

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been restored to the Corporation under subsection 4.3.2 as a result of a directors’ determination of a contravention of the share constraint, the directors of the Corporation shall declare and the Corporation shall pay the dividend, make the distribution, or refund the restored amount to the affected shareholder, respectively, if there is a subsequent directors’ determination that no contravention occurred.

11.2	In the event that the Corporation suspends or redeems Voting Securities in accordance with section 6 or 8, respectively, or otherwise redeems, purchases for cancellation or otherwise acquires Voting Securities, and the result of that action is that any person or company or any combination of persons or companies who, prior to that action, were not in contravention of the share constraint are, after that action, in contravention (the “Affected Shareholders”), then, notwithstanding any other provision of this Schedule “8A”,

11.2.1	subject to section 11.2.3, the sole consequence of that action to each Affected Shareholder, in respect of the Voting Securities that Affected Shareholder beneficially owned or over which control or direction is exercised at the time of that action, shall be that the number of votes attached to those Voting Securities will be reduced to a number that is the largest whole number of votes that maybe attached to the Voting Securities which that Affected Shareholder could beneficially own or exercise control or direction over from time to time in compliance with the share constraint, as determined by directors’ determination;

11.2.2	the directors of the Corporation shall identify, by directors’ determination, the Affected Shareholders and the Corporation shall give written notice to each Affected Shareholder so identified, within fifteen (15) days of the directors’ determination, of the fact that the Affected Shareholder is in contravention of the share constraint and is entitled to rely on the protection provided in section 11.2.1; and

11.2.3	the protection afforded to any Affected Shareholder in section 11.2.1 is effective from the date the Affected Shareholder is in contravention of the share constraint as a result of the actions of the Corporation described above, up to and including the date that is 180 days after that date.

The accidental failure or omission to give the notice referred to in section 11.2.2 to one or more of the Affected Shareholders shall not affect the validity of the provisions of this section 11.2.

11.3	Notwithstanding any other provision of this Schedule “8A”, a contravention of the share constraint shall have no consequences except those that are expressly provided for in this Schedule “8A” or under applicable law. For greater certainty but without limiting the generality of the foregoing:

11.3.1	no transfer, issue or ownership of, and no title to, Voting Securities;

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11.3.2	no resolution of shareholders (except to the extent that the result is affected as a result of a directors’ determination under subsection 4.3.1); and

11.3.3	no act of the Corporation, including any transfer of property to or by the Corporation;

will be invalid or otherwise affected by any contravention of the share constraint.

12.	DIRECTORS’ DETERMINATIONS

12.1	The directors of the Corporation shall have the sole right and authority to administer the provisions of this Schedule “8A” and to make any determination required or contemplated under this Schedule “8A”. In so acting, the directors of the Corporation shall enjoy, in addition to the powers set out in this Schedule “8A”, all of the powers necessary or desirable, in their sole opinion, to carry out the intent and purpose of this Schedule “8A” including, without limitation, the power to require:

12.1.1	the filing of a shareholder’s declaration under section 13;

12.1.2	the production of all documents in the possession, power or control of the maker of the shareholder’s declaration touching or concerning the subject of the shareholder’s declaration, together with certification that such production has been made;

12.1.3	the response to such written interrogatories concerning the subject of the shareholder’s declaration as the directors of the Corporation may determine to ask the maker of the shareholder’s declaration; and

12.1.4	the attendance before the directors of the Corporation of the maker of the shareholder’s declaration or such other persons or companies related thereto as the directors may determine, for the purpose of responding to questions from the directors of the Corporation concerning the subject of the shareholder’s declaration.

12.2	In the event of a directors’ determination that a person or company has failed to provide a complete, accurate and timely response to a request for information that the directors of the Corporation have made pursuant to their powers under section 12.1, the directors of the Corporation may draw an inference adverse to the interests of that person or company.

12.3

The directors of the Corporation shall make, on a basis which is timely in the circumstances, all determinations necessary for the administration of the provisions of this Schedule “8A” and, without limitation, if the directors of the Corporation consider that there are reasonable grounds for believing that a contravention of the share constraint has occurred or will occur, the directors of the Corporation shall make a determination with respect to the matter. All directors’ determinations shall be conclusive, final and binding except to the extent modified by any subsequent directors’ determination.

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Notwithstanding the foregoing, the directors of the Corporation may delegate, in whole or in part:

12.3.1	their power to make a directors’ determination in respect of any particular matter to a committee of the board of directors of the Corporation subject to section 127 of the OBCA; and

12.3.2	any of their other powers under this Schedule “8A” subject to sections 127 and 133(a) of the OBCA.

12.4	In administering the provisions of this Schedule “8A”, including, without limitation in making any directors’ determination required or contemplated under this Schedule “8A”, the directors of the Corporation shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise their business judgment. In this regard, the directors of the Corporation shall not owe fiduciary duties or any duty of care to those who could be affected by their determinations, although the directors of the Corporation shall endeavour to make their determinations by way of a process that is fair in all the circumstances to those who could reasonably be expected to be affected.

12.5	The directors of the Corporation shall not be considered to be subject to a conflict of interest in administering the provisions of this Schedule “8A” and there shall be no reasonable apprehension of bias by reason only that their own tenure as directors or officers of the Corporation could be affected directly or indirectly by a determination they are to make pursuant to the provisions of this Schedule “8A”.

12.6	In administering the provisions of this Schedule “8A”, the directors of the Corporation may rely on any information on which the directors of the Corporation consider it reasonable to rely in the circumstances. Without limitation, the directors of the Corporation may rely upon any shareholder’s declaration, the securities register of the Corporation, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

12.7	Provided that the directors of the Corporation have acted honestly and in good faith, no shareholder of the Corporation or any other interested person or company shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of or in relation to any act (including any omission to act) performed under or in pursuance of the provisions of this Schedule “8A”, and, for greater certainty, neither the Corporation nor any director or officer shall be liable for any damages or losses related to or as a consequence of any such act or any breach or alleged breach of the provisions of this Schedule “8A”. To the extent that, in accordance with sections 12.1 or 12.3, any other person exercises the powers of the directors of the Corporation under these provisions, this section 12.7 applies mutatis mutandis.

12.8	Any directors’ determination required or contemplated by this Schedule “8A” shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation,

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or of any committee of the directors exercising the powers of the directors of the Corporation under this Schedule “8A” pursuant to section 12.3.1, duly adopted.

13.	SHAREHOLDER’S DECLARATIONS

13.1	For purposes of monitoring the compliance with and of enforcing the provisions of this Schedule “8A”, the directors of the Corporation may require that any registered holder or beneficial owner of Voting Securities, or any other person or company of whom it is, in the circumstances, reasonable to make a request (including, without limitation, any person who wishes to have a transfer of a Voting Security registered in the name of, or to have a share issued to, that person), file with the Corporation or its registrar and transfer agent a completed shareholder’s declaration. The directors of the Corporation shall approve from time to time written guidelines with respect to the nature of the shareholder’s declaration to be requested, the times at which shareholder’s declarations are to be requested and any other relevant matters relating to shareholder’s declarations.

13.2	A shareholder’s declaration shall be in the form from time to time approved by the directors of the Corporation under section 13.1 and, without limitation, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Evidence Act (Ontario). Without limitation, a shareholder’s declaration may be required to contain information with respect to:

13.2.1	whether the person or company is the beneficial owner of, or exercises control or direction over, particular Voting Securities or whether any other person or company is the beneficial owner of, or exercises control or direction over, those Voting Securities; and

13.2.2	whether the person or company is acting jointly or in concert with any other person or company or is part of a combination of persons or companies acting jointly or in concert with respect to any Voting Securities, including whether the person or company and any other person or company are parties to an agreement or an arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation.

14.	MISCELLANEOUS

14.1	The invalidity or unenforceability of any provision, in whole or in part, of this Schedule “8A” for any reason shall not affect the validity or enforceability of any other provision or part thereof.

14.2	Subject to the OBCA and the Electricity Act, the directors of the Corporation may make, amend or repeal any rules or by-laws they deem necessary or appropriate to administer the share constraint.

14.3

In addition to dealing with registered holders of Voting Securities in the administration of the provisions of this Schedule “8A”, the directors of the Corporation and the Corporation may also deal with the beneficial owner of Voting Securities if the identity of the beneficial owner is known to the directors of the Corporation and the Corporation

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as a result of a directors’ determination or otherwise. Without limiting any other provision of this Schedule “8A”, where the identity of the beneficial owner is unknown, the directors of the Corporation may require the registered holder to assist the Corporation in ensuring compliance by the beneficial owner with the share constraint.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2015/08/31
(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

HYDRO ONE INC.
(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par: Maureen Wareham

(Signature)
(Signature)

CORPORATE SECRETARY, Hydro One Inc.
(Description of Office)
(Fonction)

07119 (2011/05)

Page 2 of/de 2

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business
Corporations Act.
La modification a été dument autorisée conformement aux articles 168 et 170 (selon le cas) de la Loi sur /es soc!etes par actions.
7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on ·
Les actlonnaires ou les admlnlstrateurs (selon le cas) de la société ont approuve la résolution autorisant la modification le
2015/08/31
(Year, Month, Day)
(annee, mols, jour)
These articles are signed In duplicate.
Les presents statuts sont slgnés en double exemplalre.
HYDRO ONE INC.
(Print name of corporation from Article 1 on page 1)
(Veulllez écrir le nom de la soclete de !’article un á la page une).
By/
(Slgnatur ) (Description of Office)
(Signature) (Fonction)
07119 (2011/05)
Page 2 of/de 2